UNITED STATES DISTRICT COURT
                          EASTERN DISTRICT OF MICHIGAN
                                SOUTHERN DIVISION

                     --------------------------------------

SIMON PROPERTY GROUP, INC., AND SIMON PROPERTY
ACQUISITIONS, INC.,

                        PLAINTIFF(S),              CASE NUMBER:  02-74799
                                                   HONORABLE VICTORIA A. ROBERTS
v.

TAUBMAN CENTERS, INC., A. ALFRED TAUBMAN, ROBERT S.
TAUBMAN, LISA A. PAYNE, GRAHAM T. ALLISON, PETER KARMANOS,
JR., WILLIAM S. TAUBMAN, ALLAN J. BLOOSTEIN, JEROME A.
CHAZEN, AND S. PARKER GILBERT,

                           DEFENDANT(S).
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                                      ORDER

I.       INTRODUCTION

         This matter is before the Court on Defendants' Motion to Dismiss for Failure to State a Claim Upon Which Relief can be Granted under the Control Share Acquisition Act. Defendants request dismissal of Count I of Plaintiffs' five-count complaint. In Count 1, Plaintiffs seek a declaration that certain stock acquired by Defendants does not have voting rights and request injunctive relief to prohibit Defendants from voting this stock. 1

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

         For the reasons stated below, the Court GRANTS in part and DENIES in part, Defendants' Motion.

II.      BACKGROUND

         Plaintiffs Simon Property Group, Inc and Simon Property Acquisitions, Inc. filed this action against Taubman Centers, Inc. (TCI), A. Alfred Taubman and members of the TCI Board of Directors - Robert Taubman, Lisa Payne, Graham Allison, Peter Karmanos, Jr., William Taubman, Allan J. Bloostein, Jerome Chazen and S. Parker Gilbert (hereinafter collectively referred to as "the Board").
         TCI is a publicly traded real estate investment trust. TCI's sole asset is a partnership interest in the Taubman Realty Group Limited Partnership (TRG), a real estate company. Other partners of TRG include A. Alfred Taubman (via the A. Alfred Taubman Revocable Trust and other entities), Robert Taubman, William Taubman and other Taubman family members (collectively, the "Taubman Family") as well as other investors. TCI conducts its operations through TRG, which manages TCI's properties and business affairs.
         In 1998, TCI announced that it had acquired former TRG partner General Motors Pension Trusts' partnership interest in TRG and, thereby, obtained a controlling interest in TRG. Subsequently, the TCI Board of Directors issued a new series of voting preferred stock called the "Series B Preferred Stock" (Series B) to limited partners of

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

TRG, including the Taubman Family. 2 As a result, the Taubman Family acquired voting rights equal to a 30% ownership interest in TRG, which increased their voting power in TCI by the same amount. 3 Plaintiffs contend that this was acquisition of a "control share" which by statute, required a resolution of all disinterested shareholders to give those shares voting rights. MCL 450.1790. 4 Neither TCI nor the Taubman Family ever sought or obtained a resolution of the shareholders approving voting rights for the Series B stock.
         In October 2002, Robert Taubman rejected two offers from Plaintiffs to purchase the outstanding common stock of TCI. On November 13, 2002, Plaintiffs publicly disclosed these offers and, on the same day, the Board announced its earlier decision

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

to reject the offers. On December 6, 2002, Plaintiffs commenced a tender offer 5 for all outstanding common stock of TCI, which the Board again rejected and recommended that the shareholders also reject.
         Plaintiffs contend that the Taubman Family's position is depriving public shareholders of the economic benefits of their premium offer by precluding Plaintiffs from even presenting their tender offer to shareholders. The current Articles of Incorporation prohibit any outside party from acquiring more than 9.9% of TCI's voting power (the "Excess Share Provision"). Therefore, in order for Plaintiffs to make their offer, this provision must be modified or eliminated. However, a two-thirds shareholder vote is required to do so.
         The Taubman Family's opposition has resulted in its alliance with other stockholders to block any sale of TCI by acquiring greater than 1/3rd voting power, Robert Taubman and the Taubman Family have rallied to obtain 33.6% of the voting power of TCI. Taubman Family members exercised stock options and Robert Taubman solicited voting agreements from other shareholders to grant him the sole and absolute right to vote their shares of common and Series B stock, by irrevocable proxy, for the admitted purpose of preventing an unsolicited takeover of the company. 6 Consequently, Robert Taubman and the Taubman Family now have the power to defeat any sale or extraordinary transaction which would require a two-thirds vote.

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

         Plaintiffs bring this action alleging, among other things, that the Taubman Family's 1998 acquisition of Series B stock was a "control share acquisition" as defined by Chapter 7B of the Michigan Business Corporation Act, MCL 450.1790, 7 et seq (commonly referred to as the "Control Share Acquisition Act," hereinafter the "Control Share Act" or "Act"). Under the Act, unless a company's articles of incorporation or bylaws state that the Act does not apply, "control shares" acquired in a "control share acquisition" 8 only have voting rights that are conferred by a resolution approved by a majority of the shareholders entitled to vote (excluding the acquiring person). MCL ss.ss.450.1794, 450.1798.
         Because the issuance of Series B stock was never submitted to a shareholder vote, Plaintiffs contend that, under the Act, the Series B stock does not have any voting rights. Plaintiffs, alternatively, argue that Robert Taubman and the Taubman Family's recent acquisition of a controlling block of shares was accomplished via the formation of a group and that the shares so acquired also constitute a "control share acquisition" that is subject to a shareholder vote.
         Defendants, however, assert that the Series B transaction was not a control share acquisition and, therefore, did not require a shareholder vote to confer voting rights. Defendants also deny that Robert Taubman and the Taubman Family's accumulation of shares constitutes a group or a "control share acquisition" within the meaning of the Act.

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

         If Plaintiffs are correct on either theory, the Taubman Family would no longer have a controlling number of votes (unless a shareholder vote conferred voting rights) and would no longer be an obstacle to Plaintiffs' efforts to gain control of TCI.

III.     STANDARD OF REVIEW

         Defendant brings this motion pursuant to Fed. R. Civ. P. 12(b)(6). When reviewing a Rule 12(b)(6) Motion, the trial court "must construe the complaint liberally in the plaintiff's favor and accept as true all factual allegations and permissible inferences therein." Gazette v. City of Pontiac, 41 F.3d 1061, 1064 (6th Cir. 1994); see also Miller v. Currie, 50 F.3d 373, 377
(6th Cir. 1995). Because a Rule 12(b)(6) motion rests upon the pleadings rather than the evidence, "[i]t is not the function of the court [in ruling on such a motion] to weigh evidence or evaluate the credibility of the witnesses."
Miller, 50 F.3d at 377. The court should deny a Rule 12(b)(6) motion "unless it appears beyond doubt that the plaintiff can prove no set of facts in support of [the] claim which would entitle [the plaintiff] to relief." Gazette, 41 F.3d at 1064, quoting Conley v. Gibson, 355 US 41, 45-46 (1957); see also Miller, 50 F.3d at 377; Vemco, Inc. v. Camardella, 23 F.3d 129, 132 (6th Cir. 1994). While this standard is decidedly liberal, it requires more than the bare assertion of legal conclusions. In re DeLorean Motor Co., 991 F.2d 1236, 1240 (6th Cir.
1993). Rather, the complaint must contain either direct or inferential allegations respecting all the material elements to sustain a recovery under some viable legal theory. DeLorean, 991 F.2d at 1240.

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

IV.      ANALYSIS

         Chapter 7B of the Michigan Business Corporation Act, MCL 450.1790, et seq (commonly referred to as the "Control Share Acquisition Act") has been defined as an anti-takeover statute which "regulates the accumulation of significant voting power in Michigan corporations by acquirers." Atlantis Group, Inc v. Alizac Partners, No. 1:90-CV-937, 1001 US Dist Lexis 12106 at *10 (WD Mich Aug 27, 1991). Shares acquired by an individual or group that results in voting power that falls within any one of three ranges are called "control shares":
         (2) As used in this chapter, "control shares" means shares that . . . would have voting power with respect to shares of an issuing public corporation that, when added to all other shares of the issuing public corporation owned by a person or in respect to which that person may exercise or direct the exercise of voting power, would entitle that person, immediately after acquisition of the shares, directly or indirectly, alone or as part of a group, to exercise or direct the exercise of the voting power of the issuing public corporation In the election of directors within any of the following ranges of voting power:

         (a)      1/5 or more but less than 1/3 of all voting power.
         (b)      1/3 or more but less than a majority of all voting power.
         (c)      A majority of all voting power.

MCL 450.1790(2). Such transactions are called "control share acquisitions" which are defined as "the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares." MCL 450.1791(1). A person or group is not entitled to vote "control shares" unless subsequently empowered to do so by a majority vote of remaining disinterested shareholders. MCL 450.1798, 450.1794.
         In this case, the parties raise two issues: 1) whether the Series B stock issued by the TCI Board in 1998 to the Taubman Family was a "control share acquisition," and 2) whether an acquisition of shares which gave Robert Taubman and the Taubman

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

Family, collectively, 33.6% of the voting power in TCI/TRG, was a "group" acquisition governed by the "control share acquisition" statute.
         Defendants make a persuasive argument in favor of the Court adopting Indiana's interpretation of the language at issue. However, Plaintiffs have pled sufficient facts from which the Court could infer that Robert Taubman and the Taubman Family acted in concert with many other shareholders to acquire a 33.6% controlling block of shares which constituted a "control share acquisition."

A.       SERIES B STOCK

         Michigan's general principals of statutory construction are well settled. Statutory interpretation is a question of law, Robertson v DaimlerChrysler Corp, 465 Mich 732, 739 (2002). A court must first look to the specific language of the statute. Title Office, Inc v Van Buren County Treasurer, 249 Mich App 322, 330 (2002). A court's obligation is to "ascertain the legislative intent that may reasonably be inferred from the words expressed in the statute." Koontz v Ameritech Services, Inc, 466 Mich 304, 312 (2002). "[S]tatutory words must [also] be considered in light of the general purpose sought to be accomplished." People v. Smith, 423 Mich 427, 441 (1985). "The legislature is presumed to have intended the meaning it plainly expressed" and, if the language is unambiguous, a court is not at liberty to look outside the statute to further construe the same. Title Office, 249 Mich App at 330; Koontz, 466 Mich at 312; Pohutski v City of Allen Park, 485 Mich 675, 683 (2002). A court must presume that "every word has some meaning and . . . avoid any construction that would render any part of a statute surplusage or nugatory," Title Office, 249 Mich App at 330-331. "As for as possible,

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

effect should be given to every phrase, clause and word." Id at 331. Undefined terms should be given their "plain and ordinary meanings," which may be determined by dictionary definitions. Koontz, 400 Mich at 312.
         There are few Michigan cases interpreting Michigan's Control Share Acquisition Act, generally, and none interpreting the language at issue in this case. At issue in this case is the Act's definition of a "control share acquisition," in the context of the phrase "issued and outstanding." Defendants contend that this phrase only applies to shares already issued to and/or held by shareholders. Defendants urge the Court to find that newly issued shares directly from the corporation, such as the Series B shares issued here, are exempted because such shares were not previously issued to, or held by, shareholders.
         There is support for Defendants' interpretation. Indiana's Official Comments state:
         Because "control share acquisition" is defined as the acquisition of already "issued and outstanding" control shares, a person's acquisition from the corporation itself of shares that were previously not issued or outstanding (such as newly authorized shares, or treasury shares being reissued) will not constitute a "control share acquisition," even if the acquisition puts that person over one of the [Ind Code ss.] 23-1-42-1's three thresholds of voting power. However, that person's acquisition of the same number of shares in a public offering
         (rather than directly from the corporation) would constitute a "control share acquisition," since the shares will already have been "issued" (to an underwriter) before being acquired by that person.

Ind Code ss.23-1-42-2, Official Comments. The Indiana Supreme Court in Young v General Acceptance Corp, 770 NE 2d 298, 301 (Ind 2002), also recently upheld a lower court's underlying finding that newly issued shares (which were not part of the common stock that was issued and outstanding) were not subject to the control share statute.

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

         Based solely upon the affidavit of one of the attorneys who drafted the Act and presented it to the Legislature, Plaintiffs dispute whether Michigan intended that the exemption proposed by Defendants be read into the statute and whether Michigan actually adopted the language of the Indiana statute and the official comments. Plaintiffs' argument is unpersuasive and is directly contrary to Michigan law.
         Michigan courts have rejected post-enactment statements of members of the legislature regarding their intentions in enacting a bill as evidence to be used in interpreting a statute. Board of Education of Presque Isle Township School District No. 8 v Presque Isle County Board of Education, 364 Mich 605, 612 (1961); Michigan United Conservation Clubs v National Trappers Assoc, 949 F2d 202, 209 (6th Cir 1991). The statements of an attorney whose participation was limited to drafting the language for consideration by members of the legislature is, likewise, rejected.
         Michigan courts have, however, relied upon the Official Comments to Indiana's analogous statutes for guidance in interpreting the Michigan Act. See Atlantis Group, Inc v Alizac Partners, No. 1:90-CV-937, 1991 US Dist Lexis 12106 at *19 (WD Mich Aug 27, 1991); Heenan v Page, No. 90-020150-CZ, unpub. slip op at 9 (Wayne County Circuit Sept 6, 1991); Atlantis Group, Inc v Alizac Partners, No. 1:90-CV-937, unpub. slip op. at 10 n.6 (WD Mich Dec 5, 1991). The Control Share Act was modeled after the Indiana statute and adopts that language virtually in its entirety.
         Where the Michigan legislature adopted the statutory language of New York in enacting a Michigan statute, the Michigan Supreme Court stated that "[b]y borrowing

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

New York's statute in its entirety, the Legislature indicated that it was motivated by the same purpose that underlay the New York statute." People v Stoudemire, 429 Mich 262, 271 (1987). The Court further stated that it is appropriate for a court "to infer legislative intent from the purpose of similar statutes." Id at 272. Therefore, under Stoudemire, it is appropriate for this Court to infer that it was the Michigan Legislature's intent to adopt the language of the analogous control share statutes and the stated underlying purpose and intent of the Indiana legislature.
         The Court is not persuaded by the holding in Business Aviation of South Dakota, Inc v Medivest, Inc, 882 P2d 662 (UT 1994), relied upon by Plaintiffs. In Business Aviation, defendants argued that the phrase "issued and outstanding" did not include newly issued shares. 882 P2d at 665. Interpreting language identical to Michigan's definition of a "control share acquisition," the court declined to read such an exclusion into the Utah Act, reasoning that it would "improperly allow a board of directors to defeat any challenge to their control of the corporation by giving its members controlling voting power in the form of additional shares of stock whenever shareholders seek the election of a new board of directors." Id.
         The holding in Business Aviation cannot be reconciled with Indiana's interpretation of the send language. Indiana has taken a contrary position and, as stated above, it is reasonable for this Court to infer that Michigan has adopted Indiana's interpretation. Moreover, it is significant to note that, within one year of the Utah Supreme Court's ruling in Business Aviation, the Utah legislature amended its statute to provide that an acquisition of shares, "pursuant to a direct issue by or transfer from the

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

issuing public corporation of its own shares," does not constitute a control share acquisition." Utah Code ss.61-8-3(4)(e).
         In light of Indiana's Official Comments as to the meaning of the phrase "issued and outstanding," the Court finds that the issuance of Series B stock to Defendants in 1998 was not a "control share acquisition" within the meaning of the Michigan Control Share Acquisition Act,

B.       PLAINTIFFS' GROUP THEORY

         Plaintiffs argue that even if the statute is to be interpreted as Defendants claim, Robert Taubman and the Taubman Family's recent acquisition of a 33.6% controlling block of shares constitutes a "control share acquisition" because of the recent formation of a group by Robert Taubman and the Taubman Family with respect to the voting of the Series B and other shares. An interpretation of the "issued and outstanding" language is not necessary, says Plaintiffs, because it is undisputed that all of the shares at issue were "issued and outstanding" at the time the group was formed.
         Defendants deny that Robert Taubman's recent acquisition of shares was accomplished via a group. Defendants assert that the Schedule 13D filed by Robert Taubman and others with the Securities and Exchange Commission (SEC) does not refer to an acquisition by Robert Taubman or that he has a right to vote any of the Taubman Family's Interest. Rather, each member of the Taubman Family specifically disclaims beneficial ownership of any shares of common stock, Series B stock and units hold by any other member of the Taubman Family. Pl Exh A, Item 4. Citing Atlantis Group, Inc v Alizac Partners, No. 1:90-CV-937, slip op. at 10 (WD Mich Dec 5,

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

1991), Defendants argue that the Taubman Family's disclosure of their intention to vote consistently is not the same as an acquisition under the Act. Moreover, even if the 13D stated that Robert Taubman was entitled to vote all of the Taubman Family's interests, Defendants contend that such an acquisition would not be a "control share acquisition" because the Act expressly excluded from the definition of such an acquisition those shares obtained "by gift . . . or otherwise without consideration." MCL 450.1791(4)(c).
         Neither the Michigan Act nor the Indiana statute expressly defines "group." However, the Official Comments to Indiana's statute regarding the definition of "control share acquisition" states:
         As noted in the Official Comment to [Ind Code ss.] 23-1-42-1, the key is not simply whether a single person acquires actual record ownership of a sufficient percentage of shares with voting power in the election of directors: Any transaction or codes of transactions under which a person, or a group of persons acting together, acquires the substantive practical ability to vote or direct the exercise of voting power within the ranges specified in [Ind Code ss.]23-142-1 - directly or indirectly, individually or collectively - will constitute a "control share acquisition" under the Chapter, whatever the form of the transactions or the formal ownership of the shares.

Ind Codess.23-1-42-2, Official Comments. Likewise, the Comments to Indiana's statute regarding the definition of "control shares" states that:
         [T]he legal form of the acquisition, or whether the acquisition is made by one person or by two or more persons acting cooperatively or in concert, will not affect application of the Chapter.

Ind Code ss.23-1-42-1, Official Comments. The Comment further states that such an approach is similar to that adopted in Section 13(d) of the Securities and Exchange Act (SEA), 15 USC ss.78 et seq. Id; See also Atlantis, 1991 US Dist Lexis 12106 at *19 (relying upon Indiana Official Comments to ss.23-1-42-1 to determine existence of group).

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

         Under Section 13(d), "a court evaluating an allegation of the existence of a group must `determine whether there is sufficient direct or circumstantial evidence to support the inference of a formal or informal understanding between [the defendants]' for the purpose of acquiring, holding, or disposing of securities." Hallwood Realty Partners v Gotham Partners, LP, 286 F3d 613, 617
(2002), quoting Wellman v Dickinson, 682 F.2d 355, 363 (2d Cir 1982); See also Morales v Quintel Entertainment, Inc, 249 F3d 115, 124 (2nd Cir 2001).
         One indicator of the existence of a group is "representations and insinuations to third parties by members of the group that the members together `control' a block of shares, even though those shares are on the record of the company as owned by individual group members." Breaud v Amato, 667 So2d 1337, 1343 (5th Cir 1995). Another indicator is "action taken by the group to affect the corporate direction of the company." Id at 1344.
         The Court finds that Plaintiffs have pled sufficient facts to survive this part of Defendants' Motion to Dismiss, facts from which this Court could infer that Robert Taubman, the Taubman Family and the shareholders who gave Robert Taubman the "sole and absolute right" to vote their shares, via Voting Agreements, constituted a group and, therefore, the collective shares constituted a "control share acquisition" subject to the Control Share Act. Plaintiffs pled that the Taubman Family exercised options and that several Taubman family friends made purchases and subsequently transferred voting power of those shares to Robert Taubman. First Amended

                                       14

Complaint, P. 29. Plaintiffs also allege that Robert Taubman entered into Voting Agreements with various shareholders, which gave him and the Taubman Family a 33.6% controlling block, for the purpose of preventing a takeover of the company. Id at P. 30. Per Plaintiffs, this series of transactions constitutes the formation of a group and the accumulation of shares constitute a "control share acquisition." Id at P. P. 31, 67
         In support of these assertions, Plaintiffs' Complaint refers to and quotes from the Schedule 13D filed by Robert Taubman and various other signatories with the SEC on November 14, 2002. In a section entitled "Purpose of the Transaction," the Schedule 13D states:
         Certain of the Reporting Persons have executed the Voting Agreements described in Item 5, granting the sale and absolute right to vote their shares on any and all matters that come before the shareholders of the
         Company to Robert S. Taubman . . . . Robert S. Taubman together with the Taubman Family controls 33.6% of the vote of the capital stock of the Company . . . . The Reporting Persons have entered into the Voting
         Agreements for the purposes of preventing an unsolicited takeover of the Company.

Pl Exh A, Item 4.
         Plaintiffs' allegations, which must be presumed true, along with the statements in the Schedule 13D, are sufficient to satisfy Plaintiffs' burden. 9 Plaintiffs have alleged and Defendants' own statements indicate that Robert Taubman entered into the Voting Agreements that, with his own holdings and those of the Taubman Family, gave Robert Taubman and the Taubman Family a controlling block of shares over one of the

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

threshold amounts set forth in MCL 450.1790(2). The express purpose of giving voting power to Robert Taubman, as stated in the Schedule 13D, was to prevent a takeover by Plaintiffs. The statements in the Schedule 13D will only be one factor for the Court (or trier of fact) to consider in ultimately deciding the issue. At this stage, however, Plaintiffs' allegations and the Schedule 13D are sufficient to create an inference that the parties were acting together to empower Robert Taubman and the Taubman Family with a controlling block of shares.
         Defendants claim that the shares acquired by Robert Taubman via the voting agreements were merely "gifts" which are expressly excluded from the definition of a control share acquisition, per MCL 450.1791(4)(c). This argument is belied by the clear and unambiguous statement of the purpose of entering the agreements that is set forth in the Schedule 13D.
         Plaintiffs' Complaint includes allegations from which this Court could infer that Robert Taubman, the Taubman Family and those persons who entered into Voting Agreements with Robert Taubman constituted a group and that their aggregation of shares was a "control share acquisition." Therefore, Defendants' Motion to Dismiss in this regard, is denied.

V.       CONCLUSION

         The Michigan Control Share Acquisition Act does not pertain to a direct issue from the corporation of its own shares. In this regard, Defendants' motion is GRANTED.

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

         However, the Court finds that Plaintiffs have sufficiently pled that a group was formed and that the shares acquired by the group constituted a "control share acquisition" within the meaning of the Michigan Control Share Acquisition Act. In this regard, Defendants' motion is DENIED.
         IT IS SO ORDERED.
                                                       /s/Victoria A. Roberts
                                                    ---------------------------
                                                    Victoria A. Roberts
                                                    United States District Judge

Dated:  January 22, 2003

--------
1 Plaintiffs amended their complaint after Defendants' motion was filed. Defendants have not supplemented their motion in light of the amendments. The remaining counts are as follows: Count II seeks a declaration that certain stock acquired by Defendants does not have any voting rights and requests injunctive relief to prohibit Defendants from voting the stock; Count III seeks a declaration that Defendant may not vote certain stock such that it would foreclose Plaintiffs' tender offer and disenfranchise the public shareholders and that the Meeting Delay Amendment be deemed null and void; Counts IV and V allege a breach of fiduciary duty by certain Defendants.
2 The limited partners received one share of the Series B stock for each TRG unit held by the partners.
3 Plaintiffs assert that the Taubman Family only has an economic interest of 1% in contrast to their now 30% voting interest. Prior to the issuance of Series B Stock, Plaintiffs state that the Taubman Family only had a 1% voting interest. Currently, TCI has an approximate (voting) interest of 62%, and 8% is owned by other investors.
4 The Michigan Control Share Acquisition Act defines "control shares" as:

[S]hares that, except for this chapter, would have voting power with respect to shares of an issuing public corporation that, when added to all other shares of the Issuing public corporation owned by a person or in respect to which that person may exercise or direct the exercise of voting power, would entitle that person, immediately after acquisition of the shares, directly or indirectly, alone or as part of a group, to exercise or direct the exercise of the voting power of the issuing public corporation in the election of directors within any of the following ranges of voting power:

(a)      1/5 or more but less than 1/3 of all voting power.
(b)      1/3 or more but loss than a majority of all voting power.
(c)      A majority of all voting power.

MCL 450.1790(2).
5 A tender offer is a device by which one corporation seeks to acquire control of another by offering to buy a substantial portion of its shares tendered for sale at a stipulated price. 6A Fletcher Cyclopedia of Private Corp.ss. 2841.10. 6 See Schedule 13D filed by Robert Taubman with the Securities and Exchange Commission (SEC), attached as Pl Exh A, dated November 14, 2002.
7 Chapter 7B of the Michigan Business Corporation Act is officially known as the "Stacey, Bennett, and Randall shareholder equity act." MCL 450.1970(1).
8 The Act defines a "control share acquisition" as "the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares." MCL 450.1791(1).
9 Documents attached to a motion to dismiss are considered part of the pleadings if they are referred to-in the plaintiffs complaint and are central to the plaintiff's claim. Niemen v NLO, Inc, 108 F3d 1546, 1555 (6th Cir 1097), quoting Venture Assocs Corp v Zenith Data Sys Corp, 987 F2d 429, 431 (7th Cir. 1993). Therefore, the Court's consideration of the Schedule 13D is appropriate in this 12(b)(6) motion.

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